As filed with the Securities and Exchange Commission on January 12, 1995
                                                    Registration No. 33-_______

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM S-2
                              REGISTRATION STATEMENT
                                      Under
                            The Securities Act of 1933


                           AMERICAN ANNUITY GROUP, INC.
        (Successor to STI Group, Inc., formerly Sprague Technologies Inc.)

               Delaware                            06-1356481
   (State or other jurisdiction of     (IRS Employer Identification Number)
    incorporation or organization)

                              250 East Fifth Street
                              Cincinnati, Ohio 45202
                                  (513) 357-3300
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 Mark F. Muething
               Senior Vice President, General Counsel and Secretary
                           American Annuity Group, Inc.
                              250 East Fifth Street
                             Cincinnati, Ohio  45202
                                  (513) 333-5515
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]






     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                     Proposed     Proposed
                                     Maximum      Maximum
                       Amount to     Offering     Aggregate    Amount of
    Title of Security  be            Price Per    Offering     Registration
    to be Registered   Registered    Share        Price        Fee

    Common Stock, $1
    par value per       1,000,000      $10.19     $10,190,000     $3,514*
    share . . . . . .    Shares


   [FN]
   *Fee calculated pursuant to Rule 457(c).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
   Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           AMERICAN ANNUITY GROUP, INC.

             Cross Reference Sheet Showing Location in Prospectus of
               Information Required by Items of Part I of Form S-2


    1.   Forepart of Registration Statement
         and Outside Front Cover Page of
         Prospectus  . . . . . . . . . . . .   Outside Front Cover Page
    2.   Inside Front and Outside Back Cover
         Pages of Prospectus . . . . . . . .   Inside Front Cover Page;

    3.   Summary Information, Risk Factors
         and Ratio of Earnings to Fixed
         Charges . . . . . . . . . . . . . .   Not Applicable

    4.   Use of Proceeds   . . . . . . . . .   Use of Proceeds
    5.   Determination of Offering Price . .   Not Applicable

    6.   Dilution  . . . . . . . . . . . . .   Not Applicable
    7.   Selling Security Holders  . . . . .   Not Applicable

    8.   Plan of Distribution  . . . . . . .   Outside Front Cover Page; The
                                               Plan

    9.   Description of Securities to be
         Registered  . . . . . . . . . . . .   Description of Common Stock
    10.  Interests of Named Experts and
         Counsel . . . . . . . . . . . . . .   Legal Matters; Experts








    11.  Information With Respect to the
         Registrant  . . . . . . . . . . . .   Information Regarding AAG
    12.  Incorporation of Certain Information
         by Reference  . . . . . . . . . . .   Available Information;
                                               Documents Incorporated by
                                               Reference

    13.  Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities . . . . . . . . . . . .   Not Applicable

   PROSPECTUS

                           AMERICAN ANNUITY GROUP, INC.



                  1,000,000 SHARES OF COMMON STOCK, $1 PAR VALUE

                   1994 GREAT AMERICAN LIFE INSURANCE COMPANY
                            AGENT STOCK PURCHASE PLAN



     Shares of Common Stock, par value $1 per share (the "Common Stock"), of American Annuity Group, Inc. ("AAG") are hereby offered to agents of Great American Life Insurance Company ("GALIC") pursuant to AAG's 1994 Great American Life Insurance Company Agent Stock Purchase Plan (the "Plan").

     AAG's principal executive office is located at 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 333-5300.



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                 CRIMINAL OFFENSE.



     No person is authorized to give any information or to make any representations other than those contained in this Prospectus or the documents incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this Prospectus or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of AAG since the date of this Prospectus, or that the information herein is correct as of any time since such date.



                The date of this Prospectus is January ___, 1995.

                                TABLE OF CONTENTS

                                                                           Page


   AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .    1

   DOCUMENTS INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . .    1

   INFORMATION REGARDING AAG . . . . . . . . . . . . . . . . . . . . . . .    2

   USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

   SUMMARY OF PLAN . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

   DESCRIPTION OF COMMON STOCK . . . . . . . . . . . . . . . . . . . . . .    6

   LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

                              AVAILABLE INFORMATION

     AAG is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by AAG with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning AAG may also be inspected at the offices of the New York Stock Exchange. Additional updating information with respect to the Plan and the shares of Common Stock offered hereby may be provided in the future to participants in the Plan by means of appendices to this Prospectus.

     AAG has filed with the Commission a Registration Statement under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by AAG (File No. 1-11632) with the Commission are incorporated by reference into this Prospectus.

     1. AAG's Annual report on Form 10-K for the year ended December 31, 1993, as amended.

     2. AAG's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

     3.   AAG's Current Report on Form 8-K dated March 31, 1994.

                            INFORMATION REGARDING AAG

     AAG is a holding company whose only material asset is the capital stock of GALIC. GALIC is engaged principally in the sale of tax-deferred annuities to employees of qualified, not-for-profit organizations under Section 403(b) of the Internal Revenue Code.

     Accompanying this Prospectus are AAG's most recent annual report on Form 10-K and quarterly report on Form 10-Q. Recipients of this Prospectus are urged to read the accompanying documents carefully.

                                 USE OF PROCEEDS

     To the extent that Common Stock sold pursuant to the Plan is purchased on the open market, AAG will not receive any proceeds. Pursuant to the Plan, AAG may issue shares directly to agents participating in the Plan. In that event, AAG will use the proceeds from the sale of such shares of Common Stock for general corporate purposes.

                                 SUMMARY OF PLAN

   Introduction

     The Plan was adopted by the AAG Board of Directors on October 11, 1994. The Plan will provide agents of GALIC ("Eligible Agents"), the ability to acquire or increase ownership interests in AAG. The purpose of the Plan is to assist GALIC in attracting and retaining qualified agents and providing additional incentives to Eligible Agents.

     The following summary of the principal provisions of the Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Plan, which is included in this Prospectus as Attachment A.

   Administration

     The Plan will be administered by a committee of the AAG Board of Directors consisting of at least three members (the "Committee"). Subject to the express provisions of the Plan, the Committee has full discretionary authority to interpret the Plan, to issue rules for administering the Plan, to change, alter, amend or rescind such rules, and to make all other determinations, interpretations and decisions. All actions of the Committee shall be final and conclusive. No member of the Board of Directors or the Committee shall be liable for any action, determination or omission taken or made in good faith with respect to the Plan or any right granted thereunder.

     The AAG Board of Directors has designated the Organization and Policy Committee to administer the Plan. As of the date hereof, the members of the Committee were Ronald F. Walker (Chairman), Ronald G. Joseph and Alfred W. Martinelli. Each member of the Committee serves at the pleasure of the AAG Board of Directors.

   Participation in the Plan

     Each Eligible Agent may participate in the Plan by filing with GALIC an election to purchase form (the "Form") (such Eligible Agents who elect to participate in the Plan are hereinafter referred to as "Participating Agents"). The Form must specify the date on which participation is to commence, which may not be retroactive. The Form may authorize specified annuity commission deductions. In addition, Participating Agents may make lump-sum payments to be used to purchase shares of Common Stock pursuant to the Plan. All regular commission deductions and lump-sum contributions shall be recorded in a non-interest bearing account which AAG shall establish for Participating Agents (the "Share Purchase Account").

   Calculation of Shares Purchased

     Each Participating Agent having funds in his or her Share Purchase Account on a Purchase Date (as defined in the Plan) shall be deemed, without any further action, to have been granted and exercised on such Purchase Date, the option to purchase the number of whole and fractional shares of Common Stock which the funds in his or her Share Purchase Account would purchase at the Purchase Price (as hereafter defined), subject to certain limitations, on such Purchase Date.

   Purchase Price

     The Purchase Price for each whole or fractional share shall be 92.5% of the fair market value of such whole or fractional share on the Purchase Date. GALIC will pay the remaining 7.5% of the fair market value.

     Fair market value shall be the mean of the high and low sales prices of the Common Stock on the Purchase Date on the New York Stock Exchange Composite Tape (or the principal market in which the shares are traded, if the Common Stock is not listed on the New York Stock Exchange on such date), or, if the Common Stock are not traded on such Date, the mean of the high and low sales prices of the Common Stock on the next preceding day on which sales were made. If the Common Stock is purchased in market transactions, fair market value means the actual purchase price of the Common Stock acquired, plus commissions and other acquisition expenses.

   Restrictions or Transfer

     No Participating Agent shall be entitled to sell or withdraw any Common Stock purchased under the Plan during the first seven hundred twenty (720) days following the date of purchase of such Common Stock.

   Limitation on Purchase of Shares

     No Participating Agent may purchase in excess of ten thousand (10,000) shares under this Plan in any calendar year.

   Summary of Federal Income Tax Consequences

     The following is a summary of the principal anticipated Federal income tax consequences of transactions under the Plan based on current Federal income tax laws and interpretations thereof. This summary does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. The summary does not purport to address all aspects of the possible Federal income tax consequences of transactions under the Plan and is not intended as tax advice to any person. This summary is not intended to be exhaustive and does not describe state or local tax consequences. PARTICIPANTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING POTENTIAL STATE AND LOCAL TAX





   CONSEQUENCES, AS WELL AS FEDERAL INCOME TAX CONSEQUENCES THAT MAY BE PERTINENT TO THEIR INDIVIDUAL TAX SITUATIONS.

     Section 83 of the Internal Revenue Code of 1986, as amended ("the Code") and the regulations thereunder govern the tax consequences of purchases of Common Stock pursuant to the Plan. Code Section 83 establishes: (1) whether a transfer results in income to the recipient, (2) the time at which the recipient recognizes income; (3) the amount of the income recognized to the recipient; and (4) the timing and amount of the transferor's deduction.

     The Code provides that inclusion in income, and therefore the incidence of taxation, is delayed when stock is subject to a substantial risk of forfeiture and restrictions on transferability. At such time when a substantial risk of forfeiture is no longer present, or when stock is freely transferable, inclusion in income and the incidence of taxation will be triggered. Common Stock acquired by a Participating Agent under the Plan is subject to a restriction on transfer for two (2) years. However, ownership of such Common Stock becomes fully vested on the relevant Purchase Date. Thus, it can be expected that recipients of Common Stock under the Plan will include in income the amount by which the fair market value of the Common Stock on the Purchase Date.

     The basis in the stock to the Participating Agent is the Purchase Price of the Common Stock plus the amount recognized as ordinary income by the Participating Agent. The holding period begins on the Purchase Date. If the Participating Agent subsequently disposes of the stock, the recipient will recognize capital gain or loss, provided that the stock is a capital asset in the Participating Agent's hands, which is usually the case.

                           DESCRIPTION OF COMMON STOCK

     AAG has 100,000,000 shares of $1 par value Common Stock authorized. Holders of Common Stock are entitled to one vote per share. As of December 15, 1994, there were 39,141,080 shares outstanding.

     Holders of Common Stock are entitled to receive dividends out of funds legally available therefor if, when and as declared by the AAG Board of Directors in its discretion; and upon liquidation, dissolution or winding up of AAG to share ratably in assets of AAG lawfully available for distribution to holders of Common Stock. Holders of Common Stock do not have any preemptive rights.

     The shares of Common Stock offered hereby, when issued in accordance with the Plan, will be fully paid and non-assessable and listed on the New York Stock Exchange.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed on for AAG by Mark F. Muething, Esq., Senior Vice President, General Counsel and Secretary of AAG. Mr. Muething is a full-time employee of AAG and as of November 1, 1994 owned 3,000 shares of Common Stock.

                                     EXPERTS

     The consolidated financial statements of AAG at December 31, 1992 and December 31, 1993 and for the years then ended included in AAG's Annual Report on Form
   10-K for the year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of AAG (formerly known as STI) (before adjustments and reclassification to conform with the presentation for 1992) as of December 31, 1991, included in AAG's Annual Report on Form 10-K for the year ended December 31, 1993, which financial statements have been incorporated herein by reference, have been audited by Deloitte & Touche L.L.P., independent auditors, as set forth in their report dated March 24, 1992 thereon appearing therein, and have been incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14.  Other Expenses of Issuance and Distribution

     The estimated expenses payable by American Annuity Group, Inc. (the "Registrant") in connection with the registration of the securities offered hereby are as follows:

               SEC filing fee  . . . . . . . . . . . .        $3,000
               Printing and engraving expenses . . . . .       2,000
               Legal fees and expenses . . . . . . . . .       1,500
               Accounting fees and expenses  . . . . . .       1,500
               Miscellaneous . . . . . . . . . . . . . .         -

                    Total  . . . . . . . . . . . . . . .      $8,000

   Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL") provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officer against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that, in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and without negligence or misconduct in the performance of their duties to the corporation. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

     Article VII of the Registrant's By-Laws provides for indemnification of directors and officers similar to that provided in Section 145 of DGCL.

     Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Ninth of the Registrant's Certificate of Incorporation eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

                                    PAGE ll-1

     The Registrant also maintains directors' and officers' reimbursement and liability insurance and has entered into agreements with its directors and officers providing for indemnification in certain events.

   Item 16.  Exhibits

   5.1    Opinion of Mark F. Muething, Esq.

   13.1 The Registrant's Annual Report on Form 10-K for the year ended December 31, 1993, as amended.

   13.2 The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

   13.3 The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

   13.4 The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

   13.5   The Registrant's Current Report on Form 8-K dated March 31, 1994.

   23.1   Consent of Deloitte & Touche L.L.P.

   23.2   Consent of Ernst & Young.

   23.3   Consent of Mark F. Muething, Esq. (included in Exhibit 5.1).

   24.1 Powers of Attorney (contained in, and incorporated herein by reference to, the signature page of the Registration Statement).

   99.1   1994 Great American Life Insurance Company Agent Stock Purchase Plan


                                    PAGE ll-2

   Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PAGE ll-3

                                    SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Cincinnati, State of Ohio, on January 10, 1995.

                                   AMERICAN ANNUITY GROUP, INC.



                                   By:
                                      Name:  Robert A. Adams
                                      Title: Executive Vice President
                                             and Chief Operating Officer


          We, the undersigned officers and directors of American Annuity Group, Inc. hereby severally constitute and appoint Mark F. Muething, our true and lawful attorney with full power to him, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this Registration Statement, and generally do all such things in our name and on our behalf in such capacities to enable





   American Annuity Group, Inc. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorney to any and all such amendments.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


   Signature                      Title                  Date


                                  Chairman of the Board  January 10, 1995
   Carl H. Lindner                and Chief Executive
                                  Officer (Principal
                                  Executive Officer) and
                                  Director
   PAGE 11-4



   Signature                      Title                  Date



                                  President and Director January 10, 1995
   S. Craig Lindner




                                  Director               January 10, 1995
   Robert A. Adams



                                  Director               January 10, 1995
   A. Leon Fergenson



                                  Director               January 10, 1995
   Ronald G. Joseph



                                  Director               January 10, 1995
   John T. Lawrence III



                                  Director               January 10, 1995
   William R. Martin



                                  Director               January 10, 1995
   Alfred W. Martinelli



                                  Director               January 10, 1995
   Ronald F. Walker


   PAGE 11-5


   Signature                      Title                  Date


                                  Senior Vice President, January 10, 1995
   William J. Maney               Treasurer and Chief
                                  Financial Officer
                                  (Principal Financial
                                  Officer and Principal
                                  Accounting Officer)

                                    PAGE ll-6

                                INDEX TO EXHIBITS


   Exhibit No.                      Description of Exhibit

   5.1                              Opinion of Mark F. Muething, Esq.

   13.1*                            The Registrant's Annual Report on
                                    Form 10-K for the year ended
                                    December 31, 1993, as amended

   13.2* The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994

   13.3* The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994

   13.4* The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994

   13.5*                            The Registrant's Current Report
                                    on Form 8-K dated March 31, 1994

   23.1                             Consent of Deloitte & Touche
                                    L.L.P.

   23.2                             Consent of Ernst & Young

   23.3**                           Consent of Mark F. Muething, Esq.

   24.1***                          Powers of Attorney

   99.1                             1994 Great American Life
                                    Insurance Company Agent Stock
                                    Purchase Plan




   [FN]
   *      Incorporated by Reference
   **     Included in Exhibit 5.1
   ***    Contained on Page II-4 of the Registration Statement

                                    PAGE ll-7